 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 2)

TRANSPORTADORA DE GAS DEL SUR S.A.
(Name of Subject Company (Issuer))

GRUPO INVERSOR PETROQUÍMICA S.L.
WST S.A.
PCT LLC
(Names of Filing Persons (Offerors))

Class B Shares, one peso (Ps. 1.00) nominal amount each and
American Depositary Shares,
each representing five Class B Shares
(Title of Class of Securities)

Class B Share (ISIN ARP9308R1039)
American Depositary Share (CUSIP 893870204)
(CUSIP Number of Class of Securities)

PCT LLC
c/o EMS Capital LP
499 Park Ave., 11th Floor
New York, NY, 10022
Attention: Grace Lee
 Telephone: (212) 891-2721

Grupo Inversor Petroquímica S.L.
Av. Doctor Arce 14
Madrid, Spain, 28002
Attention: Luis Alberto Fallo & Hugo Nestor Galluzzo
 Telephone: +34 91 5630601

WST S.A.
Avenida Córdoba 1561, 2nd Floor
Buenos Aires, Argentina
Attention: Pablo Tarantino & Agustin Griffi
Telephone: +54 11 4-316-9031
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Conrado Tenaglia
Peter Cohen-Millstein
Linklaters LLP
1345 Avenue of the Americas
New York, New York 10105
 (212) 903-9000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount Of Filing Fee**
$227,278,618.07	$26,341.60

*
Estimated solely for purposes of calculating the filing fee. The Transaction Valuation was calculated assuming the purchase of 194,651,345 Class B Shares, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”) (including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs”)), the maximum number of Class B Shares subject to the offer, at a purchase price of Ps. 18.39 per Class B Share (including Class B Shares represented by ADSs) of Transportadora de Gas del Sur S.A. (“TGS”). The Transaction Valuation was calculated in Argentine Pesos (Ps.) and converted into U.S. dollars using the selling exchange rate of Ps. 15.75 per U.S.$ 1.00 reported by Banco de la Nación Argentina on December 27, 2016.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2017, issued August 31, 2016 by multiplying the transaction value by .0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $26,341.60	Filing Party: PCT LLC
Form or Registration No.: 005-89736	Date Filed: December 30, 2016
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4.
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, filed by Grupo Inversor Petroquímica S.L. (“GIP”), a limited company organized under the laws of Spain, WST S.A. (“WST”), a corporation organized under the laws of Argentina and PCT LLC (“PCT”), a limited liability company organized under the laws of the State of Delaware, United States of America (collectively, the “Offerors”) with the Securities and Exchange Commission (the “SEC”) on December 30, 2016 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), and relates to the offer (the “Offer”) by the Offerors to purchase up to a total of 194,651,345 outstanding Class B Shares of common stock, one peso (Ps. 1.00) nominal amount each per share (the “Class B Shares”), held by U.S. holders (within the meaning of Rule 14d-1(d) under the Securities Exchange Act of 1934, as amended), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing rights to five (5) Class B Shares) (the “ADSs” and, together with the Class B Shares, the “Securities”), which represent twenty-four and one-half percent (24.5%) of the capital stock of Transportadora de Gas del Sur S.A., a corporation organized under the laws of Argentina (“TGS”), other than those held by the Offerors or their affiliates, in cash at a price of Ps. 18.39 per Class B Share (payable in U.S. dollars) and Ps. 91.95 per ADS (payable in U.S. dollars), in each case based on the Ps./U.S. dollar selling exchange rate reported by Banco de la Nación Argentina at the close of business on the Argentine Business Day (as defined in the U.S. Offer to Purchase) prior to the Expiration Date, as may be extended (as defined in the U.S. Offer to Purchase) (for reference, equivalent to approximately U.S.$ 1.17 per Class B Share and U.S.$ 5.84 per ADS based on the selling exchange rate of Ps. 15.75 per U.S. $1.00 reported by Banco de la Nación Argentina on December 27, 2016 (with one (1) ADS representing five (5) Class B Shares) (the “Offer Price”), in each case without interest thereon, net of (i) any applicable brokerage fees or commissions and (ii) applicable withholding taxes, including Argentine capital gains tax, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated December 30, 2016 (the “U.S. Offer to Purchase”), which is attached as Exhibit (a)(1)(i) to the Schedule TO.  The information set forth in the U.S. Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the U.S. Offer to Purchase. Except to the extent specifically provided in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Items 1 through 11.

The U.S. Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the U.S. Offer to Purchase, are hereby amended and supplemented as follows:

1.
“On February 7, 2017, the Offerors extended the U.S. Offer until 11:00 a.m., New York City time (the “Expiration Time”) on March 14, 2017, unless further extended (the “Expiration Date”). The Offer was previously scheduled to expire at 11:00 a.m., New York City time on February 27, 2017.

On February 7, 2017, the Offerors issued a press release announcing the extension of the U.S. Offer. The full text of the press release is attached as Exhibit (a)(5)(viii) to the Schedule TO and is incorporated herein by reference.”

All references in the Offer to Purchase (Exhibit (a)(1)(i)), U.S. Form of Acceptance for Class B Shares (Exhibit (a)(1)(ii)), Form of Letter of Transmittal with respect to ADSs (Exhibit (a)(1)(iii)), Form of Letter to Broker for Class B Shares and ADSs (Exhibit (a)(1)(iv)), and Form of Letter to Clients for use by Broker for Class B Shares and ADSs (Exhibit (a)(1)(v)) to the Expiration Time and the Expiration Date being “11:00 a.m. New York City time on February 27, 2017” are hereby amended and replaced with “11:00 a.m. New York City time on March 14, 2017.”

2.
“The Offerors will not purchase more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) in total in the Offers, except for purchases made in connection with the proration mechanism described in ‘THE TENDER OFFER—Section 1. Terms of the U.S. Offer and Expiration Date.’”

All references in the Offer to Purchase (Exhibit (a)(1)(i)), U.S. Form of Acceptance for Class B Shares (Exhibit (a)(1)(ii)), Form of Letter of Transmittal with respect to ADSs (Exhibit (a)(1)(iii)), Form of Letter to Broker for Class B Shares and ADSs (Exhibit (a)(1)(iv)), and Form of Letter to Clients for use by Broker for Class B Shares and ADSs (Exhibit (a)(1)(v)) to the Offerors not purchasing more than 194,651,345 Class B Shares (including Class B Shares represented by ADSs) in total in the Offers are hereby amended and replaced with the above disclosure.

3.
“As of January 27, 2017, approximately 6,212 ADSs had been tendered by holders in the U.S. Offer. As of February 6, 2017, approximately 7,458 ADSs have been tendered and not withdrawn by holders in the U.S. Offer.”

All references in the Offer to Purchase (Exhibit (a)(1)(i)), U.S. Form of Acceptance for Class B Shares (Exhibit (a)(1)(ii)), Form of Letter of Transmittal with respect to ADSs (Exhibit (a)(1)(iii)), Form of Letter to Broker for Class B Shares and ADSs (Exhibit (a)(1)(iv)), and Form of Letter to Clients for use by Broker for Class B Shares and ADSs (Exhibit (a)(1)(v)) to the amount of ADSs tendered by holders in the U.S. Offer are amended and replaced with the above disclosure, and the Press Release of Grupo Inversor Petroquímica, WST S.A. and PCT LLC dated January 27, 2017 (Exhibit (a)(5)(vi)) is amended by adding the above disclosure.

4.	“SPECIAL FACTORS—Background of the Offers” is hereby amended by adding the following disclosure to the end of “The CNV Process” of the U.S. Offer to Purchase:

“Final approval of the Argentine Offer from the CNV was received on February 6, 2016.”

5.
“SPECIAL FACTORS—Intention with Respect to Tendered Class B Shares and ADSs” is hereby amended by deleting the second, third, fourth, fifth and sixth paragraphs on page 23 of the U.S. Offer to Purchase.

6.
“THE TENDER OFFER—Section 1. Terms of the U.S. Offer and Expiration Date” is hereby amended by amending and restating the last paragraph under the heading “Proration” on page 27 of the U.S. Offer to Purchase as follows:

“In the event that, after application of such proration factor, the number of Class B Shares that we would purchase from a holder of Class B Shares includes a fractional Class B Share (or, in the case of an ADS, a fraction of the underlying share), such fraction will be rounded by the Offerors in consultation with the Argentine Receiving Agent and the U.S. Receiving Agent up to the nearest whole number (and, in the case of ADSs, up to the nearest whole number that is a multiple of five (5)), such that no fraction of a Class B Share will be purchased from any holder of Class B Shares and no number of Class B Shares representing a fraction of an ADS will be purchased from any ADS holder. As a consequence of the application of the rounding, the final number of Shares accepted may be more, but in no case shall be less, than 194,651,345 Shares (including Shares represented in ADS), which could cause the Offerors to be required to purchase a non-material number of additional Shares and/or ADSs as a result of the rounding.”

Item 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(vii)	Press Release of Grupo Inversor Petroquímica S.L., WST S.A. and PCT LLC dated February 7, 2017

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2017

Grupo Inversor Petroquímica S.L

By:	/s/ Luis Alberto Fallo & Hugo Nestor Galluzzo
Name:	Luis Alberto Fallo & Hugo Nestor Galluzzo
Title:	Attorneys in Fact

WST S.A.

By:	/s/ Gregorio Werthein
Name:	Gregorio Werthein
Title:	Attorney in Fact

PCT LLC

By:	/s/ Edmond M. Safra
Name:	Edmond M. Safra
Title:	President